SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For September 13, 2006
EXTENDICARE INC.
(Translation of registrant’s name into English)
3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE:
Extendicare Inc. (the “Company”) is filing this Form 6-K to revise its consolidated financial statements and related notes that were originally issued on February 22, 2006 and filed under cover of the Company’s Form 40-F for the year ended December 31, 2005. These revised consolidated financial statements and related notes are set forth on Exhibit 99.1 to this Form 6-K. Exhibit 99.1 contains selected information identical to corresponding information contained in the Company’s Form 40-F for the year ended December 31, 2005, except that the information contained in the exhibit has been updated to the extent necessary to reflect the adoption in 2006 of a new accounting recommendation to be applied retroactively with restatement of prior periods, and the identification by the Company in 2006 of additional properties whose operations have been discontinued.
EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

99.1	Extendicare Inc. 2005 Audited Consolidated Financial Statements – Revised

99.2	Consent of Independent Registered Public Accounting Firm

99.3	Comments by Shareholders’ Auditors for U.S. Readers on Canada – U.S. Reporting Differences

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: September 13, 2006	By:	/s/ Richard L. Bertrand Richard L. Bertrand
Senior Vice-President and Chief Financial Officer